EXHIBIT 99.57

Emerald Health Therapeutics to Supply STENOCARE with Medical Cannabis Products for Denmark

Emerald selected as new supplier of medical cannabis products for distribution into STENOCARE’s established Danish pharmacy and hospital channels

VANCOUVER, British Columbia, Nov. 07, 2019 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) has signed an agreement to become a new supplier to STENOCARE A/S (“STENOCARE”) of medical cannabis for Denmark and STENOCARE’s international markets.

Since early September 2019, Emerald and STENOCARE have worked closely together to pre-qualify Emerald’s products and production methods. STENOCARE and Emerald will now commence the work with the Danish Medicines Agency (“DMA”) to have Emerald’s products ready and approved for the Danish Medical Cannabis Pilot Programme. The companies are aiming for product approval for CBD oil, THC oil and CBD+THC oil. The partnership is also intended to extend to STENOCARE’s Irish subsidiary and to additional markets which are being evaluated.

“STENOCARE has carefully evaluated potential new suppliers of medical cannabis in order to supply products suitable for Danish patients according to the strict requirements of the Danish Medicines Agency. We selected Emerald because of their strong capabilities across cultivation, processing, formulation and testing,” said Thomas Skovlund Schnegelsberg, CEO of STENOCARE. “We have previously been supplying medical cannabis to hospitals and pharmacies and have a ready customer base awaiting a new supply of products. We expect our partnership with Emerald to help us meet this demand and support STENOCARE’s vision of supplying medical cannabis that helps patients to achieve a better quality of life.”

“We respect STENOCARE’s professionalism and their accomplishment in establishing leading distribution channels for medical cannabis in Denmark. We also appreciate their trust in Emerald’s capability’s and standards as they transition to new preferred supplier relationships,” said Riaz Bandali, CEO of Emerald. “As Emerald ramps up production at its two recently fully-licensed production facilities, we look forward to fulfilling our commitment to STENOCARE and helping them to serve Danish patients.”

On January 1st, 2018, medical cannabis was legalized in Denmark under a four-year trial-programme, enabling all Danish physicians to prescribe cannabis for medical use. This programme also allows vendors that have been licensed by the Danish Medicines Agency (DMA) to cultivate, produce, import and distribute medical cannabis.

About STENOCARE A/S

STENOCARE A/S was founded in 2017 with the purpose of being an active participant in the Danish Medical Cannabis Pilot Programme. The company was the first to receive the Danish Medicines Agency's permission to import, distribute as well as cultivate and produce medical cannabis. STENOCARE is also developing a separate production facility for the cultivation and production of medical cannabis at the company’s premises in Jutland, Denmark. STENOCARE is, and has always been, fully devoted to bringing the best quality source of products to patients in the Danish market approved under the Danish Medical Cannabis Pilot Programme.

About Emerald Health Therapeutics

Emerald Health Therapeutics, Inc. is a Canadian licensed producer of cannabis products focused on differentiated, value-added product development for medical and adult-use customers supported by novel intellectual property, large-scale cultivation, extraction, and softgel encapsulation, as well as unique marketing and distribution channels. Its 50%-owned Pure Sunfarms operation in British Columbia, with value-oriented products, is in full production at its first 1.1 million square foot greenhouse operation, Delta 3. Pure Sunfarms’ second 1.1 million square foot greenhouse, Delta 2, is planned to be in full production by the end of 2020. Emerald’s Verdélite 88,000 square foot indoor production facility in Québec is fully-licensed and increasing cultivation toward full production of premium, craft cannabis strains. Its Metro Vancouver high-quality organic greenhouse and outdoor operation is scaling production in the first of two 78,000 square foot buildings. Its Emerald Health Naturals joint venture is broadening distribution of its non-cannabis endocannabinoid-supporting product line across Canada. Emerald has contracted for approximately 1,000 acres of hemp annually in 2019 to 2022 with the objective of extracting low-cost CBD. The executive team is highly experienced in life sciences, product development, large-scale agri-business, and marketing.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer
(800) 757 3536 Ext. # 5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include obtaining required regulatory approvals; production and processing capacity of various facilities; expansion of facilities; obtaining additional cultivation licenses and other permits; production at various facilities; receipt of hemp deliveries; entering into of strategic agreements; payments of amounts owed to and owed by Emerald; transplanting crops; obtaining final municipal approvals; assessment of cultivation and harvesting techniques; scale up of reliable, quality low-cost cannabis; and anticipated production costs.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals or permits; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in the Company’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.